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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G (Amendment No. 1)*
CompleTel Europe N.V.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
N21590 10 9

(CUSIP Number)
March 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. N21590 10 9	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Capital Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
64,573,990 (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
64,573,990 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,573,990 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
40.22%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. N21590 10 9	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
64,573,990 (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
64,573,990 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,573,990 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
40.22%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. N21590 10 9	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Partners, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
64,573,990 (See Item 4)

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
64,573,990 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,573,990 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
40.22%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. N21590 10 9	13G	Page 5 of 9 Pages

Item 1(a)    Name of Issuer:

  CompleTel Europe N.V.

Item 1(b)    Address of Issuer's Principal Executive Offices:

  Kruisweg 609
  2131 NA Hoofddosp
  The Netherlands

Item 2(a)    Name of Person Filing:

        This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

  Madison Dearborn Capital Partners II, L.P.
  Madison Dearborn Partners II, L.P.
  Madison Dearborn Partners, Inc.,

or collectively, the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2002, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 2(b)    Address of Principal Business Office or, if none, Residence:

        The address of the principal business office of each of the Reporting Persons is:

Three First National Plaza
Suite 3800
Chicago, Illinois 60602

Item 2(c)    Citizenship:

        Each of the Reporting Persons is an entity organized under the laws of the State of Delaware.

CUSIP No. N21590 10 9	13G	Page 6 of 9 Pages

Item 2(d)    Title of Class of Securities:

        Ordinary Shares, par value E0.10 per share (the "Ordinary Shares").

Item 2(e)    CUSIP No.:

        N215 90 10 9

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not Applicable.

Item 4    Ownership:

        (a)    Amount beneficially owned:

        Madison Dearborn Capital Partners II, L.P. ("MDCP II") directly owns 61,649,331 Ordinary Shares. In addition, MDCP II owns 2,924,659 Ordinary Shares indirectly through CompleTel LLC (which, in turn, holds such shares indirectly through CompleTel (N.A.) N.V.). Thus, MDCP II beneficially owns an aggregate of 64,573,990 Ordinary Shares.

        MDCP II is managed by its general partner, Madison Dearborn Partners II, L.P. ("MDP II"). Dispositive and voting power of securities owned by MDCP II is shared at MDP II by an advisory committee of limited partners of MDP II and by the general partner of MDP II, Madison Dearborn Partners, Inc. ("MDP Inc."). For purposes of Rule 13d-3 of the Act, MDP II and MDP Inc. may be deemed to have shared voting and dispositive power with respect to the 64,573,990 Ordinary Shares beneficially owned by MDCP II.

        Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that either MDP II or MDP Inc. is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by MDCP II.

        (b)    Percent of class:

        40.22%. The ownership percentages reported herein are based upon 160,555,222 Ordinary Shares issued and outstanding as of December 31, 2001.

CUSIP No. N21590 10 9	13G	Page 7 of 9 Pages

        (c)    Number of shares as to which such person has:

        sole power to vote or to direct the vote: -0-

        shared power to vote or to direct the vote: 64,573,990

        sole power to dispose or to direct the disposition of: -0-

        shared power to dispose or to direct the disposition of: 64,573,990.

Item 5    Ownership of Five Percent or Less of a Class:

        Not applicable.

Item 6    Ownership of More Than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Item 8    Identification and Classification of Members of the Group:

        Not applicable.

Item 9    Notice of Dissolution of Group:

        Not applicable.

Item 10    Certification:

        Not applicable.

CUSIP No. N21590 10 9	13G	Page 8 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002

MADISON DEARBORN CAPITAL PARTNERS II, L.P.
By:	Madison Dearborn Partners II, L.P., its general partner
By:	Madison Dearborn Partners, Inc., its general partner
By:	/s/ Paul J. Finnegan
Its:	Managing Director
MADISON DEARBORN PARTNERS II, L.P.
By:	Madison Dearborn Partners, Inc., its general partner
By:	/s/ Paul J. Finnegan
Its:	Managing Director
MADISON DEARBORN PARTNERS, INC.
By:	/s/ Paul J. Finnegan
Its:	Managing Director

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  Item 1(a) Name of Issuer
  Item 1(b) Address of Issuer's Principal Executive Offices
  Item 2(a) Name of Person Filing
  Item 2(b) Address of Principal Business Office or, if none, Residence
  Item 2(c) Citizenship
  Item 2(d) Title of Class of Securities
  Item 2(e) CUSIP No.
  Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a
  Item 4 Ownership
  Item 5 Ownership of Five Percent or Less of a Class
  Item 6 Ownership of More Than Five Percent on Behalf of Another Person
  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Item 8 Identification and Classification of Members of the Group
  Item 9 Notice of Dissolution of Group
  Item 10 Certification
SIGNATURE